February 13, 2008

Mail Stop 4561

Nathan Kaup
President
Monster Offers
8937 Quintessa Cove Street
Las Vegas, NV 89148

> **RE:** **Monster Offers**
> **Registration Statement on Form SB-2**
> **Filed January 15, 2008**
> **File number 333-148686**

Dear Kaup:

We have limited our review of your filing to those issues we have addressed in our comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General

1. It appears that that you were spun-off from Tropical PC, Inc. on December 31, 2007. Please disclose the purpose of the spin-off and provide an analysis addressing the exemption from registration that Tropical PC relied upon in connection with the spin-off. Please consult SEC Staff Legal Bulletin No. 4 (CF), September 16, 1997, located at http://www.sec.gov/interps/legal/slbcf4.txt, for the Division's views regarding section 5 of the Securities Act and spin-offs.

Selling Shareholders, page 35

2. Please see Item 507 of Regulation S-K. Please describe the transactions in which the selling shareholders received the shares being offered herewith. In this regard, we note that the "Recent Sales of Unregistered Securities" on Page II-2 discloses that some 8,310,000 shares were issued in the two transactions on December 31, 2007 but that you are only registering 7,710,000 shares for resale. Please explain why the other 600,000 shares have not been registered for resale.

3. Please disclose the natural persons who have voting and/or dispositive control over the shares held by Akira International, Inc.; Bolsa, S. A.; and Business Finance Corp. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

4. Please confirm, if true, that none of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers.

*   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please amend your filing to include appropriately updated financial statements. See Rule 8-08 of Regulation S-X. In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

We direct your attention to the Smaller Reporting Company Regulatory Relief and Simplification adopting release. See Release No. 33-8876. If a registration statement was filed on an "SB" form before February 4, 2008, the effective date of the rule amendments, and a company seeks to amend it after the effective date of the rule amendments, the company must file the amendment on the appropriate form available to

the issuer without an "SB" designation. As discussed in Section IV of the adopting
release, issuers will be able to continue using the disclosure format and content based on
the "SB" form until six months after the effective date. We would expect that your
amendment will be designated as a Form S-1/A.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from
  taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated
  authority, in declaring the filing effective, does not relieve the company
  from its full responsibility for the adequacy and accuracy of the disclosure
  in the filing; and

- the company may not assert staff comments and the declaration of
  effectiveness as a defense in any proceeding initiated by the Commission
  or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rule 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for
further review before submitting a request for acceleration. Please provide this request at

least two business days in advance of the requested effective date.

   Please contact Hugh Fuller at (202) 551-3853 or the reviewer, Jay Ingram, at (202) 551-3397 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

         Sincerely,

         Mark P. Shuman
         Branch Chief – Legal

CC: Thomas C. Cook
    Law Offices of Thomas C. Cook
    500 N. Rainbow, Suite 300
    Las Vegas, NV 89107
    FAX Number: (702) 221-1963